FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-190588

PHILLIPS EDISON GROCERY CENTER REIT II, INC.
SUPPLEMENT NO. 6 DATED JULY 21, 2015
TO THE PROSPECTUS DATED NOVEMBER 25, 2013

This prospectus supplement, or this Supplement No. 6, is part of the prospectus of Phillips Edison Grocery Center REIT II, Inc., or the Company, dated November 25, 2013, or the Prospectus, as supplemented by Supplement No. 1 dated April 17, 2015 (which superseded and replaced all prior supplements), Supplement No. 2 dated May 11, 2015, Supplement No. 3 dated May 28, 2015, Supplement No. 4 dated June 15, 2015, and Supplement No. 5 dated July 6, 2015. This Supplement No. 6 replaces, supplements, modifies and supersedes certain information contained in the Prospectus and Supplement Nos. 1 through 5. Unless the context suggests otherwise, the terms “we” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries. The purposes of this Supplement No. 6 are to provide an update on the status of the offering and information regarding the acquisition of two properties.

Status of the Offering

We commenced our initial public offering on November 25, 2013, pursuant to which we are offering up to 80,000,000 shares of our common stock, par value $0.01 per share, in our primary offering at $25.00 per share, with discounts available for certain categories of purchasers, and up to 20,000,000 shares of our common stock pursuant to our distribution reinvestment plan initially at $23.75 per share. As of July 17, 2015, we had raised aggregate gross offering proceeds of approximately $985.2 million from the sale of approximately 39.7 million shares in our initial public offering, including shares sold under our distribution reinvestment plan.

Property Acquisitions

On July 16, 2015, we purchased, through indirect wholly-owned subsidiaries, fee simple interests in two grocery-anchored shopping centers for approximately $63.4 million, exclusive of closing costs. In connection with the acquisition of these properties, we paid our Advisor Entities an acquisition fee of $635,000 as is stipulated under our advisory agreement and which is equal to 1% of the contract purchase price of the properties (exclusive of acquisition fees and financing coordination fees). We funded the purchase price with proceeds from this ongoing initial public offering. The properties were purchased from W-ADP Broadlands VII, L.L.C., a Delaware limited liability company, and W-ADP Meadows VII, L.L.C., a Delaware limited liability company, which are not affiliated with us, our advisor or our sub-advisor.

Meadows on the Parkway

Meadows on the Parkway is a grocery-anchored shopping center containing 216,437 rentable square feet located on approximately 18.6 acres of land in Boulder, Colorado. At the time of acquisition, Meadows on the Parkway was 89.0% leased to 49 tenants. Safeway, a market-leading grocery store chain, occupies 49,799 rentable square feet at Meadows on the Parkway. Based on the current condition of Meadows on the Parkway, we do not believe that it will be necessary to make any significant renovations or improvements to the property. We also believe that Meadows on the Parkway is adequately insured.

Broadlands Marketplace

Broadlands Marketplace is a grocery-anchored shopping center containing 103,883 rentable square feet located on approximately 12.4 acres of land in Broomfield, Colorado. At the time of acquisition, Broadlands Marketplace was 96.3% leased to 21 tenants. Safeway, a national market-leading grocery store chain, occupies 58,632 rentable square feet at Broadlands Marketplace. Based on the current condition of Broadlands Marketplace, we do not believe that it will be necessary to make any significant renovations or improvements to the property. We also believe that Broadlands Marketplace is adequately insured.